

Mail Stop 4720

February 3, 2017

Via E-mail
Jacqui Irvine
General Counsel & Company Secretary
Henderson Group plc
201 Bishopsgate
EC2M 3AE
United Kingdom

Re: Henderson Group plc
    Amendment No. 1 to Draft Registration Statement on Form F-4
    Submitted January 20, 2017
    CIK No. 0001274173

Dear Ms. Irvine:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Prospectus Cover Page

1. We note the revised disclosure in the Q&A and Summary in response to comment 2 and restate the comment. Please revise your letter to shareholders, which is your prospectus cover page, to disclose the share prices, the implied value of the share consideration and the total merger consideration as of the date immediately before the merger was announced, as well as for a recent date. Also disclose the maximum number of shares you expect to issue. Refer to Item 1 of Form F-4 and Item 501(b) of Regulation S-K.

<u>Janus Henderson Amended Memorandum and Articles of Association, page 30</u>

2. You disclose that it is a condition to the closing of the merger that Henderson shareholders approve the Janus Henderson Amended Memorandum and the Janus Henderson Amended Articles. It appears that the Amended Memorandum and Amended Articles, among other things and if adopted, simultaneously impact the combined company's capitalization through the share consolidation, remove preemptive rights and shareholders' ability to approve share issuances. Pursuant to Exchange Act Rule 14a-4(a)(3) and the guidance provided under Compliance and Disclosure Interpretation Question 201.01 (Regarding Unbundling in the M&A Context), the Janus shareholders should be provided an opportunity to express their views separately on the material provisions of the Amended Memorandum and Amended Articles establishing their substantive rights as shareholders. Please revise the disclosure accordingly, including the Janus' proxy card. Otherwise, please provide us with a detailed legal analysis as to why you would not be required to do so.

<u>The Merger</u>

<u>Background of the Merger, page 86</u>

3. We note the new disclosure in response to comment 11 and restate the comment in part to disclose specifically how the exchange ratio and ownership split was determined. For example only, please describe how the exchange ratio was determined in addition to basing it primarily on the average of the daily volume weighted average price and describe specifically how the price and ownership split was influenced by, for example:

    - the trading relationship of Janus and Henderson shares over time,

    - the relative business prospects of the parties, and

    - any premium to be reflected in the exchange ratio.

4. Please also expand the third paragraph on page 94 regarding the agreed methodology based on the daily volume weighted average price to illustrate how that methodology translated into the exchange ratio, ownership split and merger consideration.

<u>Henderson Management Forecast, page 106</u>

5. We note the new disclosure in response to comment 15 of illustrative summary projections for 2016 and 2020. If projections were provided for the intervening years 2017-2019, please revise to disclose what they were. Also, please revise to remove any limitation on reliance regarding the projections. We note the language here and on page 114 that the projections are "not being included in this proxy statement/prospectus to influence your decision whether to vote for the Janus merger proposal."

Interests of Henderson Directors and Executive Officers in the Merger, page 125

Henderson Severance and Retention Programs, page 125

6. If any executive officers or directors of Henderson are expected to receive any severance and retention payments, please ensure to disclose those payments on an individual basis. For guidance, please refer to Item 18(a)(5) of Form F-4.

Management's Discussion and Analysis of Financial Condition and Results of Operations of Henderson, page 181

Management Fees, page 202

7. We note your response to comment 20 indicating your intent to disclose weighted average management fee rates on an annual basis only because quarterly changes are unlikely to highlight long-term trends. To the extent that there is a known material change to your average management fee rates during a quarterly period, please confirm you will disclose that fact in your interim disclosures (here within MD&A) and in your future amendments and filings. Refer to Item 303(a)(3) of Regulation S-K for guidance.

Performance Fees, page 203

8. We note your response to comment 21 and your revised disclosure on page 204 providing performance fee information by product type. Please revise to disclose additional quantitative information by product type, including the rate of return achieved, rate of return achieved by the related benchmark, and the high water mark or range of high water marks.

Notes to Unaudited Pro Forma Condensed Combined Financial Information, page 266

(b) Preliminary purchase consideration and allocation, page 272

9. We continue to evaluate your response to comment 26 and may have further comments.

Audited Consolidated Financial Statements of Henderson, page F-1

Consolidated Statement of Changes in Equity, page F-6

10. We note your response to comment 28 indicating that the movement in stock-based compensation plan expense line item is comprised of both compensation costs related to equity classified stock-based compensation plans and the exercise of options, as well as your intent to rename the line item to "other movements in stock-based compensation plans." Please revise to disaggregate and present these two components on separate lines and ensure your description clearly reflects the nature of the activity.

11. We note your response to comment 28 stating that the stock-based compensation plan adjustments are recognized against retained earnings because these financial statements will also be used to satisfy Jersey law requirements and your current articles of association disallow application to APIC. Please address the following:

- Tell us the situations in which your articles of association and Jersey law requirements would allow an adjustment to be made to APIC rather than retained earnings. In this regard, clearly identify those situations where you would be prohibited from making an adjustment to APIC.

- Explain whether your current presentation of recognizing the adjustments against retained earnings impacts any of your regulatory, covenant or dividend requirements, and consider expanding your disclosures accordingly.

- Explain how you account for situations under U.S. GAAP that require adjustments to APIC; however, your articles of association and Jersey law would prohibit such accounting treatment. In this regard, tell us if your financial statements include any other such transactions (i.e. similar to the accounting treatment for movements in stock-based compensation plan expense).

Note 2 — Summary of Significant Accounting Policies, page F-7

Revenue Recognition, page F-14

12. We note your response to comment 29. In future filings, please revise your revenue recognition policy to clarify that there are no performance fee contracts where revenue can be reversed or clawed back.

Note 4 — Consolidation, page F-19

13. We note your response to comment 30 stating that your early adoption of ASU 2015-02 at January 1, 2014 did not constitute a change in accounting principle. Given your adoption date as of January 1, 2014 and that you do present equity balances as of December 31, 2013 on page F-6, please clarify which consolidation policy (i.e. in accordance with ASU 2015-02 vs. principles preceding ASU 2015-02) was applied in preparing your US GAAP balance sheet and equity balances at December 31, 2013 and revise your disclosures to clarify accordingly.

You may contact Robert Klein, Staff Accountant, at 202-551-3847 or Hugh West, Accounting Branch Chief, at 202-551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston, Staff Attorney, at 202-551-3448 or me at 202-551-3369 with any other questions.

Sincerely,

/s/ Hugh West for

Era Anagnosti
Legal Branch Chief
Office of Financial Services

cc: Paul D. Tropp, Esq. (Via E-mail)